RAD Amplify is live · AI marketing powered by the RAD AIBO Engine

Own the AI Powering Fortune 1000s

Selected by the Adobe Design Fund & backed by multiple institutional funds

Early investors include operators from Google, Meta, & Amazon

Leadership Team with $9 billion M&A track record

Nasdaq ticker $RADI reserved

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$88M+ raised to date across all rounds. This round: Regulation CF at $1.05/share, open to all investors.

Form C   Offering Circular   Investor Education

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| VALUATION +6,000% ▲ | SALES YOY 2X ▲ | MAX BONUS 15% | $RADI Nasdaq ticker reserved* | SHARE PRICE $1.05 | MINIMUM $999.60 | RAISED $88M+ ▲ | INVESTORS 30,000+ ▲ | 5-YR VALUATION +6,000% ▲ | SALES YOY 2X ▲ | MAX BONUS |

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RAD Intel Announces NASDAQ Ticker "$RADI"

A reservation of the ticker symbol is not a guarantee that we will be listed on the NASDAQ. Listing on the NASDAQ is subject to approvals.


RECORDED LIVE AT NASDAQ
RAD INTEL
VENTURE CORNER
NASDAQ TICKER RESERVED - $RADI

RAD Intel announces the Nasqaq Ticker "$RADI" In Times Square


NASDAQ CONGRATULATES
RAD INTEL
OVER $40 MILLION FUNDED
FROM 7000+ INVESTORS
TICKER "RADI" IS RESERVED
RAD INTEL
Nasdaq
ONE WAY

RAD Intel on Nasdaq

cheddar Forbes charles SCHWAB Bloomberg VentureBeat FAST COMPANY TC Rolling Stone cheddar Forbes charles SCHWAB Bloomberg VentureBeat FAST COMPANY

The RAD Intel Story

Select Year 2026







July 2026

The RAD Intel investor community surpasses 30,000 members, marking another milestone as we continue expanding our AI-powered portfolio and audience intelligence platform.

July 2026

Nita Patel has been appointed Chief Marketing Officer of Lickly.

June 2026

We welcome AVC to the RAD Intel family of companies, expanding our platform capabilities and accelerating our vision for the future of audience intelligence and marketing intelligence.

June 2026

John King has been appointed SVP, Head of Marketing of RAD Amplify.

May 2026

We partner with Children's Health Dallas provide audience intelligence that help inform marketing strategy, strengthen engagement, and support smarter dec making across campaigns and initiativ

←  →

Investment Highlights

AI With 14+ Years of Research and Investment

Not all AI is created equal. Anyone can throw around buzzwords—but real impact is measured by traction, clients, and the seasoned team behind it.

Invest Now



Traction

Recurring Seven-Figure Contracts with Fortune 1000 Brands

Demand is accelerating, creating predictable, recurring returns.








+146%
Engagement

Selected
Adobe Design

2X
Engagement

2x
Content



Expansion

RAD is Building a Portfolio of AI-Enhanced Companies

We acquire companies we believe we can make better. By embedding RAD's proprietary AI, we work to grow revenue, streamline operations, and pursue value legacy operators may not reach alone. There is no assurance that any acquisition will achieve these results.



Mid-market SaaS platform that helps teams run smarter marketing with AI



RAD Amplify scales brands and creators with AI-powered execution



AVCommunications, a leading multicultural marketing agency and RAD's first AIBO acquisition



Atomic Reach was RAD's first acquisition, adding real-time language intelligence.



Altivera brings patient acquisition vision ca



Traction

RAD Intel at NASDAQ

RAD Intel's valuation and share price are set by the Company. There is currently no public market for RAD Intel's stock. Past performance is not indicative of future results.

30,000+ Investors.
Real Accountability.

Backed by 30,000+ investors, including operators from Google, Meta, and Amazon, and multiple institutional funds, RAD Intel was also selected by the Adobe Design Fund.

Invest Now



BM **Brian MacMahon**
Founder & CEO, Expert Dojo

"The RAD Intel team has built technology that flips the marketing technology industry on its head."

*RAD Intel Investor

The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success.

1,250+ Investor Testimonials



"Forecast content performance with AI. Before you submit a post, get a peek at how it might perform with attention insights and RAD Intel."

Adobe Fund for Design
MARKETING TEAM AT ADOBE

*These statements are from actual investors and are not paid endorsements

The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success.

Disrupting a $690 Billion Market[1]

The Clarity Problem

From Cultural Noise to Competitive Advantage

RAD Intel turns large-scale audience data into proprietary decision infrastructure. As usage grows, insights compound—driving performance, retention, and long-term enterprise value.




W-9
Creative brief
Brand guidelines

The Reputation Problem

Protecting Brand Equity at Scale

In today's fragmented media landscape, brand safety is a material risk. RAD Intel embeds safety controls into its AI decision engine, helping Fortune 1000 clients drive performance while protecting brand integrity.

The Attention Problem

Turning Cultural Signals Into ROI

Signal Intelligence Detects the cultural moments that move markets, not the noise that distracts brands. It tells companies what matters and how to act. For investors, it is scalable decision infrastructure that strengthens competitive advantage over time.


no provocative or controversial content
AI Scan

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Learn more about the company and receive important updates.

Email address*

Get the Investor Brief

RB

Rob Bernstein
Chief Innovation Officer, Ketchum · An Omnicom Company (NYSE: OMC)

“RAD Intel is our trusted partner in programs where we need cultural understanding and language-led targeting...”

Recurring F-1000 client

The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success.

Testimonials

Stronger GTM. Cleaner Decisions.

Our client partners include Fortune 1000 brands and high-growth enterprises. Their feedback reflects measurable performance—greater efficiency, sharper decisions, and stronger marketing returns.



EARLY RAD INTEL INVESTOR, INDUSTRY LEADER
RICK SONG
CEO, RAD AMPLIFY

Why Enterprise Brands and Agencies Choose RAD Intel







Industry | Gaming

HeroQuest, is an adventure board game created by Milton Bradley in conjunction with the British company Games Workshop in 1989, and re-released in 2021.

+146%
Engagement Lift

88%
Improved CPA

121%
Paid Media Lift

Industry | Healthcare

Ro Health's mission is to supply its customers and patients with healthcare providers that have the skills, training, and information necessary to deliver high-quality patient care.

3.7X
ROI Delivered

681
Hours Saved

5X
Improved TikTok Engagement

MGM RESORTS

We exist to provide unforgettable esc world filled with a entertainment, a experiences.

3.3X
ROI Delivered

Group · MGM · ro · SKECHERS · Arm Candy · sweetgreen · Hasbro · children's health · OmnicomGroup · MGM · ro · SKECHERS

Receive Investor Updates.

Sign up for important email updates about RAD Intel.

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Get the Investor Brief

BM **Brian MacMahon**
VC Investor Invested $100K

" I'm a big believer of backing founders that have a track record of success and resiliency."

*RAD Intel Investor

The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success.

The Visionaries Behind RAD Intel

Our leadership team represents a robust blend of seasoned entrepreneurs, growth strategists, and industry innovators.



Jeremy Barnett
Co-founder & CEO [in]

Jeremy is a 3x founder & currently serves as the CEO and Co-Founder of RAD Intel. Having experienced the highs and lows associated with shepherding innovation through disruptive products, Jeremy deeply understands the challenges behind pushing the boundaries of what's possible.

TRENDY BUTLER   SPEAKR   radintel



Bradley Silver
Co-Founder & President [in]

Bradley is a seasoned entrepreneur and currently serves as Co-Founder & President of RAD Intel. Having navigated the startup trenches and guided innovation through multiple companies, Bradley brings deep expertise in AI-driven content and marketing systems.

radintel   ATOMIC REACH



Steven Silver
Chief Operating Officer [in]

Steven is an experienced media, operations and growth leader and currently serves as Chief Operating Officer at RAD Intel. After decades leading, scaling, and operating global production businesses, he brings a disciplined, systems-driven approach to RAD's expansion across AI-driven marketing and intelligence.

radintel



Maria Brown
Chief Portfolio Marketing & Comms Officer [in]

Maria Brown is the Chief Portfolio Marketing & Communications Officer at RAD Intel, where she leads marketing, communications, and brand strategy across the company's portfolio of businesses.

radintel



Alan Arnstein
Chief Business Development Officer [in]

Alan is a growth-focused strategist and currently serves as the Chief Business Development Officer at RAD Intel. With more than two decades leading business expansion, complex deal structures and high value partnerships, Alan brings a steady and disciplined approach to scaling companies that sit at the edge of innovation.

radintel



Aaron Vandeford
IR Director [in]

Aaron Vandeford brings nearly two decades of capital-markets, corporate finance, and investor-relations leadership to RAD Intel. He has spent his career helping high-growth and Fortune 50 companies communicate strategy, build investor confidence, and unlock long-term shareholder value.

radintel



Rick Song
CEO, RAD Amplify [in]

Rick brings 25+ years of experience across digital, media, and technology as CEO of RAD Amplify. He has helped scale startups to multi-billion-dollar enterprises, led teams of 200+, served as CRO of two public companies, and participated in multiple successful exits.

RAD AMPLIFY

WHERE OUR STORY'S BEING TOLD

Interviews and features with RAD Intel and Portfolio founders.



VentureBeat

Lickly Names Nita Patel Chief Marketing Officer As Creator Marketing Moves Into Performance Era ⧉

businesswire
A BERKSHIRE HATHAWAY COMPANY

RAD Intel Acquires Majority Stake In AVCommunications, Expanding AI-Powered Audience Intelligence Into Multicultural Marketing ⧉

businesswire
A BERKSHIRE HATHAWAY COMPANY

RAD Amplify Appoints John King As Senior Vice President, Head Of Marketing ⧉

RAD In Lickly U

Forbes

AI Is Changing What It Means To Be A Holding Company ⧉

The AI-
Smarte

businesswire
A BERKSHIRE HATHAWAY COMPANY

RAD Amplify Expands Collaboration With World's Largest Holding Company For Third Year, Accelerating AI-Powered Creator Strategy With Ketchum ⧉

FAST COMPANY

AI Is Moving Upstream—And Investors Are Following ⧉

The Silicon Review®

Leading Companies Of The Year 2026 ⧉

← **1** 2 3 4 5 6 7 8 9 →

Investment Questions Answered



Why invest in startups? +

How much can I invest? +

How do I calculate my net worth? +

What are the tax implications of an equity crowdfunding investment? +



Who can invest in a Regulation CF Offering?

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Can I sell my shares?

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What is RAD Intel's pre-money valuation?

About RAD Holding Company



What is the catalyst for this change and why now?

How does the holding company model unlock expansion into new verticals?

How does a holding company create more long-term value for investors?

What does this mean for the overall RAD Intel story and what do I own as a shareholder?

About RAD Intel Technology

What is RAD Intel and how does it support a brand's marketing strategy? +

How does RAD Intel measure and enhance content authenticity? +

How does RAD Intel optimize content across all social channels? +

How does RAD Intel work across the entire marketing mix? +

What metrics does RAD Intel identify to segment audiences? +

How does RAD Intel validate content strategy & performance predictions? +

Does RAD Intel help inform other forms of messaging like blogs, emails, and web content? +

How does RAD Intel assist in planning and executing influencer marketing strategies? +

What insights does RAD Intel provide to optimize influencer campaigns? +

How does RAD Intel ensure optimal influencer discovery & selection? +

What comprehensive services does RAD Intel provide for influencer marketing? +

How does RAD Intel define and measure campaign success? +

INVESTOR DISCUSSION

QUESTIONS FOR THE TEAM?

Ask below. RAD Intel answers investor questions here and the discussion stays public for the community. A comment board is a Regulation CF requirement.















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REGULATION CF OFFERING

The Regulation Crowdfunding offering is conducted through DealMaker Securities LLC, a broker-dealer registered with the SEC and a member of FINRA/SIPC, acting as intermediary. Review the Company's Form C, including offering terms, financial statements, and risk factors, before investing. Non-accredited investors are subject to Regulation CF investment limits. Investments may be cancelled until 48 hours prior to a closing. Securities are subject to a one-year resale restriction, subject to limited exceptions. If the minimum funding target is not reached, all funds are returned.



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Sources

1- https://www.marketing-interactive.com/global-digital-ad-spend-hits-us-690-billion-poised-to-dominate-in-2030

* The valuation is set by the Company...
“RADI” has been reserved by RAD Technologies, Inc. and any potential listing is subject to future regulatory approval and market conditions.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

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In June 2026, RAD Intel announced the acquisition of AV Communications, Inc.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

